Northsight Capital, Inc.

7580 E Gray Rd., Ste 103

Scottsdale, AZ 85260

Securities and Exchange Commission July 26, 2018

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: John Reynolds, Assistant Director

RE:Northsight Capital, Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Filed March 21, 2018

File No. 333-216863

Dear Mr. Reynolds:

This is in response to the comment letter of the Securities and Exchange Commission dated March 26, 2018 (“Comment Letter”) on the above referenced Registration Statement.

We have revised our Registration Statement in response to the Comment Letter and updated it as necessary. We have concurrently transmitted to the Commission via the Edgar system Amendment No. 4 to the above referenced Registration Statement.

Each of the Commission’s comments is set forth below, followed by the company’s response thereto.

Financial Statements, page F-40

1.We note that the financial statements provided for Crush Mobile, LLC are unaudited for all periods presented. Considering that the acquisition was completed on January 8, 2018, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in evaluating the significance of your acquisition and the requirement of audited financial statements.

Company response: after consultation with the accounting examiner, we have amended the registration statement to include the audited financial statements of Crush Mobile, LLC.

We look forward to the Staff’s response to the Form S-1 amendment filed concurrently with this response letter.

Sincerely,

Northsight Capital, Inc.

/s/ John Venners

John Venners, EVP Operations

cc: Ruairi Regan, SEC Examiner (email)